Exhibit 99.1
Supplemental Discussion of Caesars Entertainment Operating Company, Inc. Financial Information
In January 2008, Caesars Entertainment Corporation (“Caesars Entertainment” or “Caesars”) was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all-cash transaction (the “Acquisition”). A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC”, the “Company,” “we,” “our,” or “us,” and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment's other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $4,439.1 million face value of commercial mortgage-backed securities ("CMBS") financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.
Operating Results for CEOC
Overall CEOC Results
The following tables represent CEOC's Consolidated Condensed Balance Sheets as of June 30, 2013 and December 31, 2012 and its Consolidated Condensed Statements of Operations for the quarter and six months ended June 30, 2013 and 2012, and Consolidated Condensed Statements of Cash Flows for the six months ended June 30, 2013 and 2012.
On November 2, 2012, we sold the Harrah's St. Louis casino, in the fourth quarter 2012, we began discussions with interested investors regarding a sale of the subsidiaries that hold a land concession in Macau (the "Macau Subsidiaries") and in the first quarter 2013, we permanently closed our Alea Leeds casino in England. As a result of the above activities, the assets and liabilities of the Macau Subsidiaries are classified as held for sale as of June 30, 2013 and December 31, 2012, and the results of operations and cash flows of Harrah's Maryland Heights, LLC, owner of the Harrah's St. Louis casino, the Macau Subsidiaries, and the Alea Leeds casino are classified as discontinued operations for the quarter and six months ended June 30, 2013 and 2012.

Caesars Entertainment Operating Company, Inc.
Consolidated Condensed Balance Sheets
(Unaudited)
(In millions)

	June 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$1,383.0	$1,547.5
Restricted cash	29.5	793.2
Receivables, net of allowance for doubtful accounts of $170.0 and $168.7	411.2	533.5
Deferred income taxes	106.0	94.0
Prepayments and other current assets	147.5	92.2
Inventories	33.7	38.8
Assets held for sale	5.4	5.1
Total current assets	2,116.3	3,104.3
Property and equipment, net	10,599.3	10,776.5
Goodwill	1,389.2	1,403.7
Intangible assets other than goodwill	3,290.9	3,362.3
Investments in and advances to non-consolidated affiliates	186.8	101.0
Restricted cash	188.7	307.4
Deferred charges and other	539.3	528.5
Assets held for sale	441.1	471.2
	$18,751.6	$20,054.9
Liabilities and Stockholder's Deficit
Current liabilities
Accounts payable	$290.1	$325.2
Interest payable	290.3	236.0
Accrued expenses	699.2	769.3
Current portion of long-term debt	180.2	876.3
Liabilities held for sale	3.6	3.8
Total current liabilities	1,463.4	2,210.6
Long-term debt	17,402.6	16,731.3
Notes payable to affiliate	285.4	516.4
Deferred credits and other	709.6	777.9
Deferred income taxes	2,362.6	2,724.6
Liabilities held for sale	49.6	52.1
	22,273.2	23,012.9
Total CEOC stockholder's deficit	(3,597.4)	(3,000.2)
Non-controlling interests	75.8	42.2
Total deficit	(3,521.6)	(2,958.0)
	$18,751.6	$20,054.9

Caesars Entertainment Operating Company, Inc.
Consolidated Condensed Statements of Operations
(Unaudited)
(In millions)

	Quarter Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues
Casino	$1,136.5	$1,247.1	$2,348.7	$2,564.0
Food and beverage	256.0	253.7	512.5	508.1
Rooms	199.6	198.1	382.5	389.3
Management fees	17.2	12.3	27.8	21.9
Other	177.6	115.4	344.8	241.7
Less: casino promotional allowances	(203.4)	(218.4)	(414.9)	(440.8)
Net revenues	1,583.5	1,608.2	3,201.4	3,284.2
Operating expenses
Direct
Casino	676.0	738.5	1,370.6	1,501.6
Food and beverage	107.8	103.9	213.7	205.2
Rooms	49.1	48.4	92.6	92.7
Property, general, administrative, and other	399.4	335.4	798.9	688.0
Depreciation and amortization	110.5	135.8	237.7	276.1
Write-downs, reserves, and project opening costs, net of recoveries	11.7	5.8	18.9	20.0
Intangible and tangible asset impairment charges	80.3	33.0	100.3	207.0
Loss on interests in non-consolidated affiliates	15.7	3.2	18.7	10.8
Corporate expense	32.6	32.5	64.7	76.8
Acquisition and integration costs	5.6	0.9	17.4	0.9
Amortization of intangible assets	22.9	27.2	45.9	51.3
Total operating expenses	1,511.6	1,464.6	2,979.4	3,130.4
Income from operations	71.9	143.6	222.0	153.8
Interest expense, net of interest capitalized	(523.5)	(475.6)	(1,077.0)	(1,014.1)
Loss on early extinguishments of debt	(0.1)	—	(36.8)	—
Gain on partial sale of subsidiary	44.1	—	44.1	—
Other income, including interest income	6.5	6.7	10.3	14.4
Loss from continuing operations before income taxes	(401.1)	(325.3)	(837.4)	(845.9)
Benefit for income taxes	141.6	128.8	410.7	312.5
Loss from continuing operations, net of income taxes	(259.5)	(196.5)	(426.7)	(533.4)
Discontinued operations
Loss from discontinued operations	(0.3)	(84.4)	(44.2)	(70.2)
Benefit/(provision) for income taxes	—	3.9	2.8	(3.0)
Loss from discontinued operations, net of income taxes	(0.3)	(80.5)	(41.4)	(73.2)
Net loss	(259.8)	(277.0)	(468.1)	(606.6)
Less: net income attributable to non-controlling interests	(2.2)	(1.7)	(4.8)	(1.0)
Net loss attributable to CEOC	$(262.0)	$(278.7)	$(472.9)	$(607.6)

Caesars Entertainment Operating Company, Inc.
Consolidated Condensed Statements of Cash Flows
(Unaudited)
(In millions)

	Six Months Ended June 30,
	2013	2012
Cash flows used in operating activities	$(335.6)	$(236.6)
Cash flows from investing activities
Acquisitions of property and equipment, net of change in related payables	(295.6)	(159.4)
Change in restricted cash	882.4	133.2
Proceeds from partial sale of subsidiary, net of cash deconsolidated	50.4	—
Payments to acquire business, net of transaction costs and cash acquired	—	15.2
Investments in/advances to non-consolidated affiliates	(5.1)	(13.9)
Other	(4.7)	(0.5)
Cash flows provided/(used in) by investing activities	627.4	(25.4)
Cash flows from financing activities
Proceeds from the issuance of long-term debt	1,589.5	1,681.6
Debt issuance costs and fees	(47.3)	(31.9)
Borrowings under lending agreements	—	453.0
Repayments under lending agreements	—	(608.0)
Cash paid for early extinguishments of debt	(1,785.6)	(1,325.5)
Scheduled debt retirements	(7.1)	(9.0)
Purchase of additional interests in subsidiary	—	(9.6)
Contributions from non controlling interest owners	35.3	—
Intercompany note borrowings, net of repayments	(231.0)	153.5
Other	(10.4)	(11.1)
Cash flows (used in)/provided by financing activities	(456.6)	293.0
Cash flows from discontinued operations
Net cash flows from operating activities	0.4	27.8
Net cash flows from investing activities	—	(2.5)
Net cash flows from financing activities	—	—
Cash flows provided by discontinued operations	0.4	25.3
Net (decrease)/increase in cash and cash equivalents	(164.4)	56.3
Change in cash classified as assets held for sale	(0.1)	0.9
Cash and cash equivalents, beginning of period	1,547.5	596.6
Cash and cash equivalents, end of period	$1,383.0	$653.8

Regional Aggregation
The executive officers of the Company review operating results, assess performance, and make decisions related to the allocation of resources on a property-by-property basis. We believe, therefore, that each property is an operating segment and that it is appropriate to aggregate and present the operations of the Company as one reportable segment. To provide more meaningful information than would be possible on a consolidated basis, the Company's casino properties (as of June 30, 2013 or otherwise noted below), have been grouped into four regions as shown in the table below to facilitate discussion of the Company's operating results.

Las Vegas	Atlantic City	Other U.S.	Managed and International
Caesars Palace	Showboat Atlantic City	Harrah's New Orleans	Harrah's Ak-Chin (d)
Bally's Las Vegas	Bally's Atlantic City	Harrah's Louisiana Downs	Harrah's Cherokee (d)
The Quad Resort & Casino	Caesars Atlantic City	Horseshoe Bossier City	Harrah's Rincon (d)
Bill’s Gamblin’ Hall & Saloon (a)	Harrah's Philadelphia (b)	Grand Biloxi	Horseshoe Cleveland (d) (e)
Planet Hollywood Resort & Casino		Harrah's Tunica	Horseshoe Cincinnati (d) (e)
		Horseshoe Tunica	Conrad Punta del Este (f)
		Tunica Roadhouse Hotel & Casino	Caesars Windsor (g)
		Harrah's North Kansas City	London Clubs International (h)
		Harrah's Council Bluffs	ThistleDown Racino (d) (e)
Horseshoe Council Bluffs/ Bluffs Run
Horseshoe Southern Indiana
Harrah's Joliet (c)
Harrah's Metropolis
Horseshoe Hammond
Harrah's Reno
Harrah's Lake Tahoe
Harveys Lake Tahoe
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(a)
Bill's Gamblin' Hall & Saloon temporarily closed in early February 2013 to accommodate the renovations into a boutique lifestyle hotel that includes a dayclub/nightclub. The renovated hotel and casino are expected to re-open as the Gansevoort Las Vegas in early 2014 and the dayclub/nightclub is expected to open in the first half of 2014.

(b)	We have a 99.5% ownership interest in and manage this property.

(c)	We have an 80% ownership interest in and manage this property.

(d)	Managed.

(e)	We have a 20% interest in Rock Ohio Caesars, LLC, which owns this property.

(f)
On May 31, 2013, the Company sold 45% of its equity interest in Conrad Punta del Este and, as a result of this transaction, no longer consolidates its results, but instead accounts for it as an equity method investment. The results of Conrad Punta del Este are included in consolidated results through May 31, 2013 and the equity method income or loss is included in (loss)/income from operations beginning June 1, 2013.

(g)	We operate this property and the province of Ontario owns the complex through the Ontario Lottery and Gaming Corporation.

(h)	We own, operate, or manage nine casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70% ownership interest in and manage one casino in South Africa.

Consolidated Operating Results

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)	Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Casino revenues	$1,136.5	$1,247.1	(8.9)%	$2,348.7	$2,564.0	(8.4)%
Net revenues	1,583.5	1,608.2	(1.5)%	3,201.4	3,284.2	(2.5)%
Income from operations	71.9	143.6	(49.9)%	222.0	153.8	44.3%
Loss from continuing operations, net of income taxes	(259.5)	(196.5)	(32.1)%	(426.7)	(533.4)	20.0%
Loss from discontinued operations, net of income taxes	(0.3)	(80.5)	99.6%	(41.4)	(73.2)	43.4%
Net loss attributable to CEOC	(262.0)	(278.7)	6.0%	(472.9)	(607.6)	22.2%
Operating margin*	4.5%	8.9%	(4.4) pts	6.9%	4.7%	2.2 pts
Casino revenues, net revenues, income from operations, and loss from continuing operations, net of income taxes for all periods presented in the table above exclude the results of the Harrah's St. Louis casino which was sold in November 2012, the results of Alea Leeds casino which was closed in March 2013 and the results of the subsidiaries that hold the Company's land concession in Macau, all of which are presented as discontinued operations.
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*	Operating margin is calculated as income/(loss) from operations divided by net revenues.
Quarter ended June 30, 2013 compared to June 30, 2012

Net Revenues

Net revenues were down slightly in the second quarter 2013 compared to the second quarter 2012. The decline in casino revenues of $110.6 million, or 8.9%, was largely offset by increases in non-gaming revenues, coupled with lower promotional allowances. The decline in casino revenues was driven by lower overall visitation to our properties resulting from increased competition in Atlantic City and our other U.S. regional markets outside of Las Vegas and an elimination of marketing activities identified as less profitable. Additionally, in Las Vegas on a comparative basis, we experienced lower hold percentages (the portion of aggregate players' wagers that are retained by the casino as win (“hold”)), partially offset by higher hold percentages in Atlantic City and other regional markets, which also contributed to lower casino revenues.

Consistent with the first quarter of 2013, net revenues in the second quarter dropped most significantly in Atlantic City due to continued competitive pressure in the region. Net revenues in Las Vegas continued to be negatively impacted by the construction activities related to the LINQ project, the ongoing renovation of The Quad Resort & Casino (the "Quad") and the closure of Bill's Gamblin' Hall & Saloon ("Bill's") in February 2013 for renovation. The renovated hotel and casino are expected to re-open as the Gansevoort Las Vegas in early 2014 and the dayclub/nightclub is expected to open in the first half of 2014.
On a consolidated basis, cash average daily room rates increased from $101 in the second quarter 2012 to $110 in 2013 as higher rates attributable to resort fees in Las Vegas and other properties in Nevada more than offset the lower rates in Atlantic City. Total occupancy percentage decreased 1.8 percentage points to 89% in the second quarter 2013 from 2012 due mainly to the disruption caused by construction activities related to the renovation of the Quad in Las Vegas.
Net revenues for our Managed properties increased $71.2 million for the second quarter 2013 when compared to the second quarter 2012 due to new managed projects, including Horseshoe Cleveland (opened in May 2012), Horseshoe Cincinnati (opened in March 2013), ThistleDown Racino ("ThistleDown") (commenced video lottery terminal operations in April 2013) and the management company for Caesars Windsor, which we are now consolidating since increasing our ownership from 50% to 100% in June 2012. A large portion of these revenues represent reimbursable payroll expenses, which are presented on a gross basis as revenue and expense, thus resulting in no income from operations.

Income from Operations
Second quarter 2013 income from operations decreased 71.7 million, or 49.9%, compared to the second quarter 2012. This was primarily due to non-cash intangible and tangible asset impairment charges of $80.3 million in the second quarter 2013 compared to non-cash intangible asset impairment charges of $33.0 million in the second quarter 2012. Aside from the change in impairment charges, income from operations decreased $24.4 million due mainly to the income impact of lower net revenues and an increase in loss on interests in non-consolidated affiliates. These increases were partially offset by a $25.3 million decrease in depreciation and amortization expense due to increasing numbers of assets becoming fully depreciated in 2013, an $8.6 million reversal of a sales tax reserve related to the Nevada complimentary meals sales tax matter, which Caesars settled during the quarter, and decreases in expenses resulting from our cost-savings initiatives.
Net Loss
Net loss attributable to CEOC decreased $16.7 million, or 6.0%, in the second quarter 2013 from 2012. The decrease was due to a variety of factors, including an $80.2 million favorable change in the loss from discontinued operations, net of income taxes, a gain of $44.1 million related to the sale of 45% of Baluma S.A., which owns and operates the Conrad Punta Del Este Resort and Casino in Uruguay (the "Conrad") to Enjoy S.A. for total consideration of $139.5 million, and an increase in the benefit for income taxes. These favorable changes were partially offset by a decrease in income from operations as described above, combined with a $62.9 million increase in interest expense, net of interest capitalized. These factors are further described in "Other Factors Affecting Net Loss" that follows herein.
Six months ended June 30, 2013 compared to June 30, 2012

Net Revenues
Net revenues decreased $82.8 million in the six months ended June 30, 2013 compared to the prior year due mainly to a $215.3 million, or 8.4%, decrease in casino revenues, largely offset by increases in non-gaming revenues, coupled with lower promotional allowances. The decline in casino revenues was primarily due to lower gaming hold as compared to prior year and declines in overall visitation primarily related to continued competitive pressure, and the slow recovery from Hurricane Sandy which impacted Atlantic City in the first quarter 2013. Net revenues in Las Vegas were impacted by the continuing construction activity for the LINQ project, the ongoing renovation of the Quad, and the closure of Bill's in February 2013 for renovation, as well as lower hold.
On a consolidated basis, cash average daily room rates for the six months ended June 30, 2013 increased 4.4 percent from $100 in 2012 to $104 in 2013 primarily as a result of the March 2013 implementation of resort fees at our Nevada properties. Total occupancy percentage decreased 1.8 percentage points in the six months ended June 30, 2013 from 2012 due to declines in Atlantic City.
Net revenues for our Managed properties increased $132.0 million from the prior year due mainly to new managed projects, including Horseshoe Cleveland (opened in May 2012), Horseshoe Cincinnati (opened in March 2013), ThistleDown (commenced video lottery terminal operations in April 2013) and the management company for Caesars Windsor, which we are now consolidating since increasing our ownership from 50% to 100% in June 2012. A large portion of these revenues represent reimbursable payroll expenses, which are presented on a gross basis as revenue and expense, thus resulting in no income from operations.
Income from Operations
Income from operations for the six months ended June 30, 2013 increased $68.2 million, or 44.3%, compared to the prior year. The increase was primarily due to a reduction in intangible and tangible asset impairment charges which totaled $100.3 million in the six months ended June 30, 2013 compared to $207.0 million in the six months ended June 30, 2012, as well as a $38.4 million decrease in depreciation expense resulting from assets that became fully depreciated early in the first quarter 2013, decreases in direct expenses related to cost savings initiatives and the $8.6 million reversal of a sales tax reserve as mentioned above. These factors were partially offset by an increase in property operating expenses related to reimbursable payroll expenses at our managed properties and the decrease in net revenues as discussed above.

Net Loss
Net loss attributable to Caesars decreased $134.7 million, or 22.2%, in the six months ended June 30, 2013 from 2012. The decrease was due mainly to the $68.2 million increase in income from operations described above, a $31.8 million favorable change in the loss from discontinued operations, net of income taxes, a gain of $44.1 million related to the sale of 45% of Baluma S.A., which owns and operates the Conrad, and a $98.2 million increase in the benefit for income taxes. Partially offsetting the impact of the above factors was a $62.9 million increase in interest expense, net of interest capitalized, and a $36.8 million unfavorable change in loss on early extinguishments of debt. These factors are further described in "Other Factors Affecting Net Loss" that follows herein.
Regional Operating Results
Las Vegas

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)	Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Casino revenues	$155.1	$220.8	(29.8)%	$374.1	$455.8	(17.9)%
Net revenues	369.7	415.9	(11.1)%	783.1	837.2	(6.5)%
Income from operations	31.3	64.0	(51.1)%	82.0	128.9	(36.4)%
Operating margin*	8.5%	15.4%	(6.9) pts	10.5%	15.4%	(4.9) pts
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*	Operating margin is calculated as income/(loss) from operations divided by net revenues.
Quarter ended June 30, 2013 compared to June 30, 2012
Net revenues decreased $46.2 million or 11.1%, in the second quarter 2013 compared to the prior year quarter, driven by declines in casino revenues, partially offset by increases in rooms and food and beverage revenues. Construction activities associated with the LINQ project and activities associated with the renovation of the Quad and the renovation-related closure of Bill's have also unfavorably impacted the net revenues in the region.
Casino revenues were down $65.7 million, or 29.8%, in the second quarter 2013 compared to the prior year quarter due to weaker gaming volumes, a decline in hold percentage as well as the negative impact of the LINQ project mentioned above, while visitation remained flat.
However, food and beverage revenues increased $16.5 million, or 16.3%, in the second quarter 2013 compared to the prior year quarter due to the addition of several new restaurant offerings such as Bacchanal Buffet and Nobu at Caesars Palace and Gordon Ramsay-branded restaurants at Caesars Palace and Planet Hollywood.

Hotel revenues increased $6.4 million, or 5.7%, in the second quarter 2013 compared to the prior year, as the implementation of resort fees in March 2013, partially offset by a change in the mix of group business, led to an increase in cash average daily room rates from $104 in 2012 to $117 in 2013. However, the region's occupancy percentage declined 2.3 percentage points to 92% in 2013, primarily due to the disruption caused by construction activities related to the renovation of the Quad.
Overall, property operating expenses in the region decreased $18.0 million in the second quarter 2013 compared to the prior year quarter largely due to a reversal of a sales tax reserve of $6.4 million related to the Las Vegas properties share of the Nevada complimentary meals sales tax matter, which we settled during the quarter, as well as decreases in expenses attributable to our cost-savings initiatives, partially offset by an increase in variable costs associated with higher food and beverage revenues. Write-downs, reserves, and project opening costs, net of recoveries in the region increased as a result of additional remediation costs in 2013 when compared to 2012.
Six months ended June 30, 2013 compared to June 30, 2012
Net revenues decreased $54.1 million, or 6.5%, in the six months ended June 30, 2013 compared from 2012 due mainly to the casino revenue declines combined with the negative impact of the construction activities associated with the LINQ project and activities associated with the renovations of the Quad and Bill's. These declines were partially offset by an increase in food and beverage revenues.
Casino revenues were down $81.7 million, or 17.9%, compared to the prior year due to weaker gaming volumes, a decline in hold percentage, flat visitation and the negative impact of the LINQ project mentioned above.

Food and beverage revenues increased $31.2 million, or 15.5%, due to the addition of several new restaurant offerings such as Bacchanal Buffet and Nobu at Caesars Palace and Gordon Ramsay-branded restaurants at Caesars Palace and Planet Hollywood.
Hotel revenues increased $2.4 million, or 1.1%, as the implementation of resort fees in March 2013 to an increase in cash average daily room rates from $104 in 2012 to $110 in 2013, partially offset by a change in the mix of group business. However, the region's occupancy percentage declined 1.3 percentage points to 92% in 2013, primarily due to the disruption caused by construction activities related to the Quad.
Overall, property operating expenses in the region declined as a result of decreases in costs attributable to our cost savings initiatives, the reversal of a sales tax reserve of $6.4 million as discussed above, along with a decrease in depreciation expense as a result of assets becoming fully depreciated early in the first quarter. The impact of the above factors was partially offset by higher remediation costs when compared to 2012.
During 2012, we secured $185.0 million in financing to fund the complete renovation of Bill’s into a boutique lifestyle hotel that includes a dayclub/nightclub. The renovation will include a complete remodeling of the guest rooms, casino floor, and common areas, the addition of a second floor restaurant, and the construction of an approximately 65,000 square foot rooftop pool and dayclub/nightclub. We will own the property and manage the casino, hotel, and food and beverage operations, and the dayclub/nightclub will be leased to a third party. Bill's closed in early February 2013 to accommodate these renovations. The renovated hotel and casino are expected to re-open as the Gansevoort Las Vegas in early 2014 and the dayclub/nightclub is expected to open in the first half of 2014. Through June 30, 2013, $16.1 million had been spent on this project, of which $13.1 million was spent in 2013.
During 2011, we commenced construction on the LINQ, a dining, entertainment, and retail development located between the Flamingo casino and the Quad, on the east side of the Las Vegas Strip. The LINQ is scheduled to open at the end of 2013 and includes the construction of a 550-foot observation wheel, the High Roller, which is expected to open in the second quarter of 2014. Through June 30, 2013, $389.2 million had been spent on this project, of which $148.6 million was spent in 2013.
Atlantic City

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)	Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Casino revenues	$256.2	$277.5	(7.7)%	$490.4	$558.7	(12.2)%
Net revenues	297.2	321.5	(7.6)%	563.8	638.5	(11.7)%
Income from operations	21.2	7.4	186.5%	18.0	18.5	(2.7)%
Operating margin*	7.1%	2.3%	4.8 pts	3.2%	2.9%	0.3 pts
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*	Operating margin is calculated as income/(loss) from operations divided by net revenues.

Quarter ended June 30, 2013 compared to June 30, 2012

Atlantic City continues to be affected by the continuing competitive environment which has caused a significant decline in visitation to the region's properties as compared to 2012. This traffic decline has contributed in overall revenue declines, partially offset by lower promotional allowances and improved gaming hold. Net revenues declined $24.3 million, or 7.6%, in the second quarter 2013 compared to the prior year quarter, an improvement compared to our first quarter 2013 results in the region, which were largely affected by sharp visitation declines in the wake of Hurricane Sandy.

Operating expenses in the second quarter 2013 were lower than in 2012 as a result of a continued focus on controlling costs to align the cost structure with lower revenue levels, including more efficient marketing spending and other cost-savings initiatives, and lower depreciation expense.
Six months ended June 30, 2013 compared to June 30, 2012
In the six months ended June 30, 2013, Atlantic City continues to be affected by the continuing competitive pressure, the slow recovery from the effects of Hurricane Sandy and economic weakness in the region which has caused a significant decline in visitation to the region's properties, notably in the first quarter, as compared to 2012. As a result, net revenues in the region declined $74.7 million, or 11.7%, compared to the prior year.
Overall, operating expenses in six months ended June 30, 2013 were also lower than in the prior year as a result of significant decreases in costs attributable to our cost savings initiatives and more efficient marketing spending.

We expect that the region will continue to be challenged as a result of the competitive pressures in the region. In response, we will continue to focus on controlling costs to align the cost structure with lower revenue levels.
Other U.S.

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)	Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Casino revenues	$643.0	$656.3	(2.0)%	$1,291.6	$1,342.4	(3.8)%
Net revenues	709.4	719.7	(1.4)%	1,422.0	1,476.2	(3.7)%
Income from operations	35.1	106.0	(66.9)%	130.6	49.2	165.4%
Operating margin*	4.9%	14.7%	(9.8) pts	9.2%	3.3%	5.9 pts
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*	Operating margin is calculated as income/(loss) from operations divided by net revenues.
Quarter ended June 30, 2013 compared to June 30, 2012
Net revenue declines were attributable to lower visitation to the properties driven by competition within the regional markets and an elimination of marketing activities identified as less profitable, partially offset by improved hold. Income from operations decreased $70.9 million, or 66.9%, primarily due to a $79.3 million non-cash impairment charge related to land holdings in Mississippi, with no comparable impairment charges in the prior year quarter. A continued focus on controlling costs, coupled with a $8.6 million decrease in depreciation expense and a $2.1 million reversal of a sales tax reserve related to the Nevada complimentary meals sales tax matter, partially offset the impact of the above impairment charges.
Six months ended June 30, 2013 compared to June 30, 2012
Casino revenues declined during the six months ended June 30, 2013 as compared to the prior year due to lower visitation to the properties driven by competition within the regional markets and an elimination of marketing activities identified as less profitable. As a result, net revenues in the six months ended June 30, 2013 decreased $54.2 million, or 3.7%, from 2012.
Property operating expenses in the six months ended June 30, 2013 were lower than in 2012 as a result of more focused marketing spend and cost decreases attributable to our cost savings initiatives. In addition, we recorded $167.5 million of non-cash tangible asset impairment charges in the six months ended June 30, 2012 compared to $102.4 million in 2013. As a result, income from operations in the six months ended 2013 increased $81.4 million or 165.4%.
Managed, International, and Other
Managed properties include companies that operate three Indian-owned casinos, as well as Horseshoe Cleveland, Horseshoe Cincinnati (which opened in March 2013) and Caesars Windsor, and the results of Thistledown Racetrack through August 2012 when the racetrack was contributed to Rock Ohio Caesars, LLC, a joint venture in which Caesars holds a 20% ownership interest. Upon commencement of video lottery terminal operations in April 2013, the Managed region includes the results of the subsidiary that manages ThistleDown. International properties include the results of Caesars' international operations. On May 31, 2013, we sold 45% of our equity interest in the Conrad and, as a result of this transaction, no longer consolidate this International property's results, but instead account for it as an equity method investment. The table below includes the consolidated results of the Conrad through May 31, 2013 and the equity method income or loss in (loss)/income from operations beginning June 1, 2013. Other is comprised of revenues for services provided by CEOC to other Caesars affiliates, corporate expenses, including administrative, marketing and development costs, and income from certain non-consolidated affiliates.
In the fourth quarter 2012, we began discussions with interested parties with respect to a sale of the subsidiaries that holds our land concession in Macau. As a result of this plan of disposal, those assets and liabilities have been classified as held for sale at June 30, 2013 and December 31, 2012 and their operating results have been classified as discontinued operations for all periods presented and are excluded from the table below.

On March 4, 2013, we closed the Alea Leeds casino in England and its operating results have been classified as discontinued operations for all periods presented and are excluded from the table below.

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)	Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Net revenues
Managed	$85.2	$14.0	508.6%	$157.0	$25.0	528.0%
International	92.5	100.3	(7.8)%	216.6	230.7	(6.1)%
Other	29.6	36.9	(19.8)%	58.8	76.6	(23.2)%
Total net revenues	$207.3	$151.2	37.1%	$432.4	$332.3	30.1%
Income/(loss) from operations
Managed	$7.7	$3.0	156.7%	$12.4	$5.0	148.0%
International	0.8	5.2	(84.6)%	22.5	26.9	(16.4)%
Other	(24.2)	(41.9)	42.2%	(43.4)	(74.7)	41.9%
Total loss from operations	$(15.7)	$(33.7)	*	$(8.5)	$(42.8)	80.1%
__________________
* Not meaningful

Managed

Net revenues for our Managed properties increased $71.2 million in the second quarter 2013 compared to the prior year quarter, primarily due to new managed projects, including Horseshoe Cleveland (opened in May 2012), Horseshoe Cincinnati (opened in March 2013), ThistleDown (commenced video lottery terminal operations in April 2013) and the management company for Caesars Windsor, the results of which have been consolidated into our financial statements since June 2012 when we increased our 50% ownership to 100%. A large portion of these revenues represent reimbursable payroll expenses, which are presented on a gross basis as revenue and expense, thus resulting in no income from operations.

Net revenues for our Managed properties in the six months ended June 30, 2013 increased $132.0 million from the prior year, primarily due to new managed projects as mentioned above. A large portion of these revenues represent reimbursable payroll expenses that are presented on a gross revenue basis, resulting in an increase in revenues and an equally offsetting increase in operating expenses.

International

During the second quarter 2013, we sold 45% of Baluma S.A., a subsidiary that owns and operates the Conrad, to Enjoy S.A. In connection with the transaction, Enjoy S.A. assumed control of the Baluma S.A. board and primary responsibility for management of the Conrad. Upon completion of the transaction, we deconsolidated Baluma S.A. from our financial statements and began accounting for Baluma S.A. as an investment in non-consolidated affiliates utilizing the equity method of accounting. This resulted in a decrease in net revenues in the second quarter 2013 compared to 2012. The decline in net revenues from the sale of the Conrad was slightly offset by an increase in net revenues at the London Clubs, despite declines in visitation. Income from operations declined primarily as a result of the Conrad transaction, while net revenue increases at the London Clubs were mostly offset by increases in variable costs at those properties.
Visitation to the London Clubs properties declined in the six months ended June 30, 2013 compared to the prior year due to competitive pressures which largely resulted in revenue declines for these casinos, combined with a decline in net revenues from the partial sale of the Conrad as described above. Property operating expenses in 2013 were lower than in 2012 as a result of decreases in costs attributable to our cost savings initiatives. As a result of the above, income from operations decreased $4.4 million, or 16.4%.

Other

Net revenues from our other businesses in the second quarter 2013 declined $7.3 million, or 19.8%, compared to the second quarter 2012. Loss from operations for the second quarter 2013 decreased 17.7 million, or 42.2% compared to 2012, primarily as a result of $33.0 million of intangible asset impairment charges in the second quarter 2012, with no comparable changes in 2013, partially offset by an increase in losses on interests in non-consolidated affiliates.
Net revenues from our other businesses in the first half 2013 declined $17.8 million, or 23.2%, compared to the first half 2012. In the six months ended June 30, 2013, Loss from operations decreased $31.3 million, or 41.9% due mainly to a decline in operating expenses driven by $39.5 million of tangible and intangible asset impairments in the six months ended June 30, 2012 with no comparable charges in the six months ended June 30, 2013 and a decrease in corporate expenses of $12.1 million resulting from lower stock-based compensation expense.
Other Factors Affecting Net Loss

Expense/(income)	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)	Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Interest expense, net of interest capitalized	$523.5	$475.6	(10.1)%	1,077.0	1,014.1	(6.2)%
Loss on early extinguishments of debt	0.1	—	*	36.8	—	*
Gain on partial sale of subsidiary	(44.1)	—	*	(44.1)	—	*
Benefit for income taxes	(141.6)	(128.8)	9.9%	(410.7)	(312.5)	(31.4)%
Loss from discontinued operations, net of income taxes	0.3	80.5	99.6%	41.4	73.2	43.4%
__________________
* Not meaningful

Interest Expense, Net of Interest Capitalized

Interest expense, net of interest capitalized, increased by $47.9 million, or 10.1%, in the second quarter 2013, due primarily to  higher interest rates as a result of the amendment and extension of the maturities of CEOC's debt combined with higher debt balances, compared to the year-ago quarter, partially offset by higher mark-to-market gains on derivatives in 2013.
Interest expense, net of interest capitalized in the six months ended June 30, 2013 increased $62.9 million or 6.2% from 2012 due primarily to higher interest rates as a result of extending the maturities of our debt combined with higher debt balances compared to the year-ago period, partially offset by mark-to-market gains on derivatives in 2013 compared to losses in 2012. Interest expense for six months ended June 30, 2013 included $69.3 million of gains due to changes in fair value for derivatives not designated as hedging instruments. Interest expense for six months ended June 30, 2012 included $17.1 million of losses due to changes in fair value for derivatives not designated as hedging instruments.
Loss on Early Extinguishments of Debt

There were no significant debt extinguishments during the second quarter 2013 or 2012.
During the six months ended June 30, 2013, we recognized a loss on early extinguishments of debt of $36.8 million, primarily related to extinguishments of debt under the CEOC Credit Facilities. There were no significant early extinguishments of debt during the six months ended June 30, 2012.
Gain on partial sale of subsidiary
In connection with the sale of 45% of Baluma S.A. to Enjoy, we recognized a gain of $44.1 million. There was no comparable amount in the prior year.
Benefit for Income Taxes
The effective tax rate for the quarter ended June 30, 2013 and 2012 was 35.3% and 39.6%, respectively. The effective rate benefit in the second quarter of 2013 was lower than 2012 primarily due to lower tax benefits from foreign operations.

The effective tax rate for the six months ended June 30, 2013 and 2012 was 49.0% and 36.9%, respectively. The effective rate benefit was primarily impacted by a discrete tax benefit from a capital loss resulting from a tax election made for U.S. federal income tax purposes during the first quarter but effective at the end of December 2012. In addition, the rate was favorably impacted by retroactive U.S. tax law changes which were enacted in January 2013.
Loss from Discontinued Operations, Net of Income Taxes
Loss from discontinued operations, net of income taxes improved significantly compared to the second quarter 2012, which included a $101.0 million non-cash impairment charge related to the Macau land concession and $14.1 million of income related to the Harrah's St. Louis casino with no comparable amounts recorded in the second quarter 2013.
Loss from discontinued operations, net of income taxes in the six months ended June 30, 2013 was $41.4 million and included an adjustment to fair value that reduced the book value of our land concession in Macau by $21.0 million, and charges totaling $21.5 million for exit activities and the write-down of tangible and intangible assets related to the March 4, 2013 closure of the Alea Leeds casino. Loss from discontinued operations, net of income taxes in the six months ended June 30, 2012 was $73.2 million and included $25.7 million of income from operations related to the Harrah's St. Louis casino which was sold on November 2, 2012, $96.4 million of loss from operations related to the land concessions in Macau, primarily comprised of a $101.0 million non-cash tangible asset impairment charge and $2.5 million of loss from operations related to the Alea Leeds casino.

Liquidity and Capital Resources
Cost Savings Initiatives
Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels. In accordance with our shared services agreement with Caesars Entertainment, we estimate that cost-savings programs produced $47.9 million and 95.4 million in incremental cost savings for the second quarter and six months ended June 30, 2013, respectively, for CEOC compared to the same periods in 2012. Additionally, as of June 30, 2013, we expect that these and additional new cost-savings programs will produce additional annual cost savings of $105.5 million, based on the full implementation of current projects that are in process. As we realize savings or identify new cost-reduction activities, this amount will change.
Capital Spending and Development
We incur capital expenditures in the normal course of business, and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities, to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities and established debt programs, while cash used for development projects, including projects currently under development as well as additional projects being pursued, is typically funded from established debt programs, specific project financing, and additional debt offerings. As a result of the sale of the Harrah's St. Louis casino, we have been using and will continue to use the net proceeds from the sale to fund capital expenditures. Proceeds not used for capital expenditures are required to be used to purchase term loans under the senior secured credit facilities (the “Credit Facilities”).
Our planned development projects, if they proceed, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements.
Our capital spending for the six months ended June 30, 2013 totaled $295.6 million, net of a decrease of $3.4 million of related payables. Estimated total capital expenditures for 2013 for CEOC, including 2013 expenditures associated with the LINQ project, the Bill's renovation, and other developments are expected to be between $920 million and $970 million which includes approximately $300 million of 2013 project financing associated with the LINQ project, the Bill's renovation, and other developments for which we expect to obtain financing. Financing for the Horseshoe Baltimore project in Maryland was obtained and the development broke ground in July 2013 as further described in the "Liquidity and Capital Resources - Horseshoe Baltimore Financing" section below.

Liquidity and Capital Resources
Our cash and cash equivalents, excluding restricted cash, totaled $1,383.0 million at June 30, 2013 compared to $1,547.5 million at December 31, 2012. Restricted cash totaled $218.2 million at June 30, 2013, consisting of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements. Our operating cash inflows are typically used for operating expenses, debt service costs and working capital needs.
Our cash flows from operating, investing, and financing activities for the six months ended June 30, 2013 and 2012 associated with the Harrah's St. Louis casino, the Alea Leeds casino, and the subsidiaries that hold our land concession in Macau, which are defined as discontinued operations, are included in our Consolidated Condensed Statements of Cash Flows as cash flows from discontinued operations. We sold the Harrah's St. Louis casino on November 2, 2012, and the net proceeds generated from the sale are being used and will continue to be used to fund capital expenditures. Proceeds not used for capital expenditures are required to be used to purchase term loans under the Credit Facilities.
We are a highly leveraged company and a significant amount of our liquidity needs are for debt service. As of June 30, 2013, we had $20,651.1 million face value of indebtedness outstanding, including capital lease indebtedness. Cash paid for interest for the six months ended June 30, 2013 was $929.2 million. Payments of short-term debt obligations and payments of other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through refinancing of debt, or, if necessary, additional debt or equity offerings.
In addition to cash flows from operations, available sources of cash include amounts available under our current revolving credit facility. At June 30, 2013, our additional borrowing capacity under the credit facility was $95.6 million. In recent years, we have not been generating sufficient operating cash flows to fund our investing activities, requiring us to fund our investments with additional financing. Our ability to fund our operations and pay our debt and debt service obligations depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities.
From time to time, depending upon market, pricing, and other conditions, as well as on our cash balances and liquidity, we may seek to acquire notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges and other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance, and the limitations applicable to such transactions under our financing documents.
Please refer to the Bond Offerings and Credit Facilities sections below, as well as the Capital Resources section that follows herein for details on our debt outstanding. This detail includes, among other things, a table presenting details on our individual borrowings outstanding as of June 30, 2013 and December 31, 2012, changes in our debt outstanding and certain changes in the terms of existing debt for the six months ended June 30, 2013. The Capital Resources section that follows herein also discusses the use of derivatives to manage the mix of our debt between fixed and variable rate instruments. The Debt Covenant Compliance section below details restrictive covenants related to certain of our borrowings.
Macau Land Concession
On August 6, 2013, we, along with certain of our wholly-owned subsidiaries, entered into a share purchase agreement with Pearl Dynasty Investments Limited (“Pearl Dynasty”), pursuant to which the Company is selling to Pearl Dynasty its subsidiaries that hold its land concession in Macau for a purchase price of $438.0 million subject to customary closing conditions. The Company expects to use the net proceeds from the sale, which are expected to be $420.0 million, to fund CEOC capital expenditures or to repurchase certain outstanding debt obligations of CEOC. See Note 21, “Subsequent Events,” of the Caesars Entertainment Quarterly Report on Form 10-Q for the period ended June 30, 2013 for further discussion.
Caesars Growth Partners
Caesars Entertainment recently announced the transaction with respect to Caesars Growth Partners as further described in Note 4, "Proposed Strategic Transaction," of the Caesars Entertainment Quarterly Report on Form 10-Q for the period ended June 30, 2013.

Credit Facilities
In connection with the Acquisition, we entered into the Credit Facilities. This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct, wholly-owned subsidiaries.
In January and February 2013, we converted $133.9 million aggregate principal amount of original maturity revolver commitments held by consenting lenders to Term B-6 Loans and terminated $133.9 million principal amount of revolving commitments of extending lenders.
In connection with the February 2013 notes offering described in the Bond Offerings section below, we received the requisite lenders’ consent and entered into a bank amendment to our Credit Facilities to, among other things: (i) use the net cash proceeds of the February 2013 notes offering to repay a portion of our existing term loans as described in the Bond Offerings section below; (ii) obtain up to $75.0 million of extended revolving facility commitments with a maturity of January 28, 2017, which received all required regulatory approvals in April 2013, (iii) increase the accordion capacity under the Credit Facilities by an additional $650.0 million (which may be used to, among other things, establish extended revolving facility commitments under the Credit Facilities); (iv) modify the calculation of the senior secured leverage ratio for purposes of the maintenance test under the Credit Facilities to exclude the notes issued in February 2013; and (v) modify certain other provisions of the Credit Facilities.
As of June 30, 2013, our Credit Facilities provide for senior secured financing of up to $4,633.4 million, consisting of (i) senior secured term loans in an aggregate principal amount of $4,417.9 million, comprised of $29.1 million maturing on January 28, 2015, $965.0 million maturing on October 31, 2016, and $3,423.8 million maturing on January 28, 2018, and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $215.5 million, with $109.4 million maturing January 28, 2014 and $106.1 million maturing on January 28, 2017, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities currently require scheduled quarterly payments of $2.5 million, with the balance due at maturity. As of June 30, 2013, $119.9 million of the revolving credit facility is committed to outstanding letters of credit. After consideration of the letter of credit commitments, $95.6 million of additional borrowing capacity was available to us under our revolving credit facility as of June 30, 2013.
CEOC Notes
Issuances
In December 2012, we completed the offering of $750.0 million aggregate principal amount of 9.0% senior secured notes due 2020. On February 20, 2013, when the proceeds were released from escrow, we used $350.0 million of the proceeds to repay a portion of the existing term loans under the Credit Facilities at par.
In February 2013, we completed the offering of $1,500.0 million aggregate principal amount of 9.0% senior secured notes due 2020. On March 27, 2013, when the proceeds were released from escrow, we used $1,433.3 million of the proceeds to repay a portion of the existing term loans under the Credit Facilities at par.
As a result of these repayments, we recognized a loss on early extinguishment of debt of $29.4 million during the first quarter of 2013.
Horseshoe Baltimore Financing
On July 2, 2013, CBAC Borrower, LLC (“CBAC”), a joint venture among Caesars Baltimore Investment Company, LLC (a wholly-owned indirect subsidiary of CEOC), Rock Gaming Mothership LLC, CVPR Gaming Holdings, LLC, STRON-MD Limited Partnership and PRT Two, LLC, entered into a credit agreement (the “Baltimore Credit Facility”) in order to finance the acquisition of land in Baltimore, Maryland and the construction of the Horseshoe Baltimore and a garage (collectively, the “Baltimore Development”).
The Baltimore Credit Facility provides for (i) a $300.0 million senior secured term facility with a seven-year maturity, which is comprised of a $225.0 million facility that was funded upon the closing of the Baltimore Credit Facility, a $37.5 million delayed draw facility available from the closing of the Baltimore Credit Facility until the 12-month anniversary of the closing and a $37.5 million delayed draw facility available until the 18-month anniversary of the closing and (ii) a $10.0 million senior secured revolving facility with a five-year maturity. The Baltimore Credit Facility is secured by substantially all material assets of CBAC and its wholly-owned domestic subsidiaries.
Concurrently with the closing of the Baltimore Credit Facility, CBAC Borrower also entered into a term loan facility that provides for up to $30.0 million of equipment financing (the “Baltimore FF&E Facility”). Under the Baltimore FF&E Facility, CBAC may use funds from the facility to finance or reimburse the purchase price and certain related costs of furniture, furnishings and equipment to be used in the Baltimore Development.

Debt Covenant Compliance
Certain of our borrowings have covenants and requirements that include, among other things, the maintenance of specific levels of financial ratios. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions, or cause an event of default. Specifically, the Credit Facilities require us to maintain a senior secured leverage ratio of no more than 4.75 to 1.0, which is the ratio of senior first priority secured debt to last twelve months ("LTM") Adjusted EBITDA - Pro Forma - CEOC Restricted. After giving effect to the February 2013 bank amendment to the Credit Facilities discussed above, this ratio excludes $3,700.0 million of first priority senior secured notes and up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned. For purposes of calculating the senior secured leverage ratio, the amount of senior first priority secured debt is reduced by the amount of unrestricted cash on hand. As of June 30, 2013, our senior secured leverage ratio was 4.33 to 1.0.
In addition, certain covenants contained in our senior secured credit facilities and indentures covering our first priority senior secured notes and second priority senior secured notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet a fixed charge coverage ratio (LTM Adjusted EBITDA-Pro Forma - CEOC Restricted to fixed charges) of at least 2.0 to 1.0, a total first priority secured leverage ratio (first priority senior secured debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 4.5 to 1.0, and/or a consolidated leverage ratio (consolidated total debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 7.25 to 1.0. As of June 30, 2013, our total first priority secured leverage ratio and consolidated leverage ratio were 7.29 to 1.0 and 13.60 to 1.0, respectively. For the twelve months ended June 30, 2013, our LTM Adjusted EBITDA-Pro Forma - CEOC Restricted was insufficient to cover fixed charges by $600.0 million. For purposes of calculating the fixed charge coverage ratio, fixed charges includes consolidated interest expense less interest income and any cash dividends paid on preferred stock (other than amounts eliminated in consolidation). For purposes of calculating the total first priority secured leverage ratio and the consolidated leverage ratio, the amounts of first priority senior secured debt and consolidated total debt, respectively, are reduced by the amount of unrestricted cash on hand. The covenants that provide for the fixed charge coverage ratio, total first priority secured leverage ratio, and consolidated leverage ratio described in this paragraph are not maintenance covenants.
We are in compliance with our Credit Facilities and indentures, including the senior secured leverage ratio, as of June 30, 2013. In order to comply with the quarterly senior secured leverage ratio in the future, we will need to achieve a certain amount of LTM Adjusted EBITDA - Pro-Forma - CEOC Restricted and/or reduced levels of total senior secured net debt (total senior secured debt less unrestricted cash). The factors that could impact the foregoing include (a) changes in gaming trips, spend per trip and hotel metrics, which we believe are correlated to a consumer recovery, (b) ability to effect cost savings initiatives, (c) asset sales, (d) issuing additional second lien or unsecured debt, or project financing, (e) equity financings, (f) delays in development project spending, or (g) a combination thereof. In addition, under certain circumstances, our Credit Facilities allow us to apply cash contributions we receive as an increase to LTM Adjusted EBITDA - Pro Forma - CEOC Restricted if we are unable to meet our senior secured leverage ratio. However, there is no guarantee that such contributions will be forthcoming.
Based upon our current operating forecast, as well as our ability to achieve one or more of the factors noted above, we believe that we will continue to be in compliance with the senior secured leverage ratio and meet our cash flow needs during the foreseeable future, including the next twelve months. If we are unable to maintain compliance with the senior secured leverage ratio and if we fail to remedy a default pursuant to the terms of our Credit Facilities, there would be an “event of default” under the senior secured credit agreement. We cannot assure you that our business will generate sufficient cash flows from operations, that we will be successful in sales of assets, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness when due. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may be required to further reduce expenses, sell additional assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements and, if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Long-Term Debt
The following table presents our outstanding debt as of June 30, 2013 and December 31, 2012:

Detail of Debt (dollars in millions)	Final Maturity		Rate(s) at June 30, 2013	Face Value at June 30, 2013	Book Value at June 30, 2013	Book Value at Dec. 31, 2012
Credit Facilities (a)
Term Loans B1-B3	2015		3.19% - 3.28%	$29.1	$29.1	$1,025.8
Term Loan B4	2016		9.50%	965.0	951.2	954.5
Term Loan B5	2018		4.44%	991.9	988.9	1,218.8
Term Loan B6	2018		5.44%	2,431.9	2,396.5	2,812.6
Revolving Credit Facility	2014		—	—	—	—
Revolving Credit Facility	2017		—	—	—	—
Secured Debt
Senior Secured Notes (a)	2017		11.25%	2,095.0	2,063.2	2,060.2
Senior Secured Notes (a)	2020		8.50%	1,250.0	1,250.0	1,250.0
Senior Secured Notes (a)	2020		9.00%	3,000.0	2,951.9	1,486.9
Second-Priority Senior Secured Notes (a)	2018		12.75%	750.0	743.4	742.9
Second-Priority Senior Secured Notes (a)	2018		10.00%	4,553.1	2,339.6	2,260.2
Second-Priority Senior Secured Notes (a)	2015		10.00%	214.8	179.2	173.7
Chester Downs Senior Secured Notes	2020		9.25%	330.0	330.0	330.0
PHW Las Vegas Senior Secured Loan	2015	(c)	3.05%	513.2	460.4	438.2
Linq/Octavius Senior Secured Loan	2017		9.25%	450.0	446.8	446.5
Bill's Gamblin' Hall & Saloon Credit Facility	2019		11.00%	185.0	181.5	181.4
Subsidiary-guaranteed Debt (b)
Senior Notes	2016		10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018		10.75%-11.5%	13.9	13.9	13.2
Unsecured Senior Debt (a)
5.375%	2013		5.375%	125.2	121.2	116.6
7.0%	2013		7.00%	—	—	0.6
5.625%	2015		5.625%	791.8	689.0	666.2
6.5%	2016		6.50%	573.2	476.1	463.0
5.75%	2017		5.75%	538.8	407.1	395.9
Floating Rate Contingent Convertible Senior Notes	2024		0.57%	0.2	0.2	0.2
Other Unsecured Borrowings
Special Improvement District Bonds	2037		5.30%	62.9	62.9	64.3
Note payable to Caesars Entertainment	2014		3.19%	285.4	285.4	516.4
Capitalized Lease Obligations	to 2017		3.57% - 11.0%	22.1	22.1	27.3
Total debt				$20,651.1	$17,868.2	$18,124.0
Current portion of long-term debt				(197.7)	(180.2)	(876.3)
Long-term debt				$20,453.4	$17,688.0	$17,247.7
___________________

(a)	Guaranteed by Caesars Entertainment.

(b)	Guaranteed by Caesars Entertainment and certain wholly-owned subsidiaries of CEOC

(c)	Based on our ability and intent, assumes the exercise of extension options to move the maturity from 2013 to 2015, subject to certain conditions.
As of June 30, 2013 and December 31, 2012, book values are presented net of unamortized discounts of $2,782.9 million and $2,921.3 million, respectively.

Current Portion of Long-Term Debt
Our current maturities of long-term debt include required interim principal payments on certain term loans under the Credit Facilities, the special improvement district bonds and capitalized lease obligations. The current portion of long-term debt also includes $26.0 million of 10.0% second-priority senior secured notes due 2018, $24.8 million of 10.0% second-priority senior secured notes dues 2015 and $125.2 million of 5.375% unsecured senior debt due 2013. Our current maturities exclude the PHW Las Vegas senior secured loan due in December 2013 based upon our ability and intent to exercise our option to extend the maturity to 2015.
The current portion of long-term debt at December 31, 2012 includes $750.0 million of 9.0% notes issued in December 2012 pending satisfaction of certain escrow conditions. On February 20, 2013, the escrow conditions were satisfied and the debt obligation was re-classified to long-term.
Revolving Credit Facility with Caesars
Caesars Entertainment Corporation has a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $1.0 billion outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on November 14, 2017, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3.0%. Interest is payable quarterly in arrears or, at CEOC's election such interest may be added to the loan balance owed to Caesars Entertainment. There was $285.4 million outstanding under the agreement at June 30, 2013.
Derivative Instruments
Derivative Instruments – Interest Rate Swap Agreements
We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of June 30, 2013 we have entered into eight interest rate swap agreements for notional amounts totaling $5,750.0 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows.
The major terms of the interest rate swap agreements as of June 30, 2013 are as follows:

Effective Date	Notional Amount (In millions)	Fixed Rate Paid	Variable Rate Received as of June 30, 2013	Next Reset Date	Maturity Date
April 25, 2011	$250.0	1.351%	0.193%	July 25, 2013	January 25, 2015
April 25, 2011	250.0	1.347%	0.193%	July 25, 2013	January 25, 2015
April 25, 2011	250.0	1.350%	0.193%	July 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.068%	0.193%	July 25, 2013	January 25, 2015
April 25, 2011	1,000.0	3.150%	0.193%	July 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.750%	0.193%	July 25, 2013	January 25, 2015
April 25, 2011	1,000.0	3.264%	0.193%	July 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.814%	0.193%	July 25, 2013	January 25, 2015
The variable rate on our interest rate swap agreements did not materially change as a result of the July 25, 2013 reset.
Derivative Instruments – Other
During the second quarter of 2012, we entered into a written put option (the “Option”) for certain preferred equity interests. The potential future aggregate cash payments of $13.9 million as of June 30, 2013 related to the Option may occur from time to time. Based on the structure of this security as a written put option, the obligation for these potential cash payments is not reflected in our Consolidated Condensed Balance Sheets. Additionally, the Option is recorded in our Consolidated Condensed Balance Sheets at its fair value, which was de minimis as of June 30, 2013.

Derivative Instruments – Impact on Consolidated Condensed Financial Statements
None of our derivative instruments are offset, and the fair values of assets and liabilities are recognized in the Consolidated Condensed Balance Sheets. The following table represents the fair values of derivative instruments in our Consolidated Condensed Balance Sheets as of June 30, 2013 and December 31, 2012:

	Asset Derivatives				Liability Derivatives
	June 30, 2013		December 31, 2012		June 30, 2013		December 31, 2012
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps		$—		$—	Deferred credits and other	$(237.1)	Deferred credits and other	$(306.4)
Interest rate cap	Deferred charges and other	—		—
Total derivatives		$—		$—		$(237.1)		$(306.4)

The following table represents the effect of derivative instruments in our Consolidated Condensed Statements of Operations for the quarters ended June 30, 2013 and 2012:

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Net Loss (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Net Loss (Effective Portion)		Location of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)
Derivatives designated as hedging instruments	Quarter Ended June 30, 2013	Quarter Ended June 30, 2012		Quarter Ended June 30, 2013	Quarter Ended June 30, 2012		Quarter Ended June 30, 2013	Quarter Ended June 30, 2012
Interest rate contracts	$—	$—	Interest expense	$—	$—	Interest expense	$—	$—

(In millions)		Amount of (Gain) or Loss Recognized in Net Loss
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Net Loss	Quarter Ended June 30, 2013	Quarter Ended June 30, 2012
Interest rate contracts	Interest expense	$(45.5)	$(17.6)
The following table represents the effect of derivative instruments in our Consolidated Condensed Statements of Operations for the six months ended June 30, 2013 and 2012:

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Net Loss (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Net Loss (Effective Portion)		Location of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)
Derivatives designated as hedging instruments	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012		Six Months Ended June 30, 2013	Six Months Ended June 30, 2012		Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Interest rate contracts	$—	$—	Interest expense	$—	$—	Interest expense	$—	$—

(In millions)		Amount of (Gain) or Loss Recognized in Net Loss
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Net Loss	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Interest rate contracts	Interest expense	$(69.3)	$17.1

The difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid monthly. This cash settlement portion of the interest rate swap agreements increased interest expense for the quarters ended June 30, 2013 and 2012 by $42.8 million and $42.2 million, respectively, and increased interest expense for the six months ended June 30, 2013 and 2012 by $85.0 million and $84.0 million, respectively.
At June 30, 2013, our fixed-rate debt, excluding $5,750.0 million of variable-rate debt hedged using interest rate swap agreements, represents our total remaining debt, and our debt is no longer subject to variable rates.
Guarantees of Third-Party Debt and Other Obligations and Commitments
Material changes to our aggregate indebtedness are described in the "Liquidity and Capital Resources" section of this Exhibit 99.1. At June 30, 2013, our estimated interest payments for the rest of the year ended December 31, 2013 are $951.0 million, for the years ended December 31, 2014 through 2017 are $1,889.1 million, $1,686.6 million, $1,541.9 million and $1,269.3 million, respectively, and our estimated interest payments thereafter are $1,403.9 million.
As of June 30, 2013, there have been no material changes outside of the ordinary course of business to our other known contractual obligations, which were disclosed in the Supplemental Discussion of Caesars Entertainment Operating Company, Inc. Financial Information filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2012, as amended.